Notice of Exempt Solicitation

Registrant: ExxonMobil

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntary

April 20, 2022

Dear ExxonMobil Corporation Shareholders,

We are writing to urge you to VOTE “FOR” Item 6 on the proxy card, asking the Company to adopt medium- and long-term greenhouse gas reduction targets.

SUMMARY

As shareholders in ExxonMobil (“Exxon” or “the Company”), we are concerned that the company is failing to address the risks posed by climate change to its business operations of fossil fuel extraction, refining and marketing. In absence of Paris-consistent targets to reduce both the emissions of its operations (Scope 1 and 2) and products (Scope 3), shareholders in Exxon are unable to determine if Exxon is addressing the risks and opportunities to expand investments in new, low-carbon alternatives, thereby addressing the risks for the Company, its shareholders and the global economy. As such, shareholders are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

The Proposal reads in part:

“RESOLVED: Shareholders request the Company to set and publish medium- and long-term targets to reduce the greenhouse gas (GHG) emissions of the Company’s operations and energy products (Scope 1, 2, and 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.”

SUPPORTING STATEMENT

- The world’s leading international scientific bodies recently released reports which clearly state the need for deep cuts in emissions in order to limit global warming to safe levels. We therefore support the Company to set emission reduction targets for all emissions: the emissions of the company’s operations and the emissions of its energy products (Scope 1, 2, and 3). Reducing Scope 3 emissions, the vast majority of the Company’s emissions, is essential to limiting global heating.

-A growing international consensus has emerged among financial institutions that climate-related risks are a source of financial risk, and therefore limiting global warming is essential to risk management and responsible stewardship of the economy.

-We believe that the Company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with curbing climate change.

RATIONALE FOR A YES VOTE

1)	Exxon lags far behind its peers, many of whom have already set targets to reduce the emissions of both their operations and products. The Company’s targets only address scope 1 and 2 emissions, which, according to the Company’s reporting constitute only around 15% of the company's total emission profile (2020).[1]
2)	Investor sentiment is clear; companies are expected to develop and implement a robust strategy to manage the companies’ climate risk, including the emissions of their products, in accordance with scientific consensus for what is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius.
3)	In absence of these targets, the company risks falling further behind its peers; many oil and gas companies are adopting comprehensive strategies to meet the needs of the energy transition and provide low-carbon energy alternatives.

DISCUSSION

Background

Our proposals, submitted to five US oil majors, request these companies to adopt a strategy congruent with the Paris Agreement; the companies are requested to set targets to reduce their emissions (Scope 1, 2 and 3) in the medium- and long-term. This proposal is important for shareholders not only because it serves the best interest of the company, but also because it is necessary to safeguard all the assets in shareholders’ portfolios from the devastating effects of climate change. Investor support for Follow This Proposals has resulted in companies setting emission reduction targets, including for the emissions of their products; prior to this investor support, companies were reluctant to address their emissions, and maintained a near categorical rejection of accepting responsibility for the emissions of their products.

Regarding ExxonMobil, our proposal will provide the Company with a mandate to reduce its emissions and lead the energy transition. The science is clear, and policy is rapidly developing. In order to limit warming to well below 2 degrees Celsius and to pursue efforts for to limit warming to 1.5 degrees Celsius, most of the assets already discovered cannot be exploited; this is in contrast to the plans of the Company. If action is not taken immediately, forthcoming regulatory interventions will render all of these assets stranded. There is a small, and rapidly closing, window to take action. If the Company sets targets to reduce its emissions and adjust its investments accordingly, it can preempt these regulations and take its place as a leader in the transition.

Financial Risk

The proposal is in the best interest of shareholders as it is necessary to safeguard their entire portfolios. The recent IPCC report forebodes catastrophic consequences for the global economy, threatening to freeze the entire global financial apparatus, imposing insurmountable costs to investors. The oil and gas sector must set targets to reduce its emissions in order to avoid these consequences. The Company must be proactive in setting these targets if it is to maintain its position as a leader in the industry. Accordingly, a vote in favor of our proposal will protect our investments in the Company and encourage other companies to follow the correct path.

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1 ExxonMobil 2021 Energy & Carbon Summary https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-carbon-summary.pdf page 38, 43.

Legal risk

Recent cases against European oil major, Shell (Friends of the Earth at Shell, ClientEarth at Shell), as well as increased litigation efforts in the US, demonstrate that oil and gas companies are at risk of being forced to adopt a Paris consistent emission reduction strategy. Additionally, these litigation efforts expose the Company to financial risks of damage claims that request compensation for the Company’s contribution to climate change.

These legal risks that the Company faces, which directly impact the Company’s shareholders, could be assuaged if shareholders provided the Company with a mandate to effectuate the necessary changes on its own. Implementation of the proposal would therefore allow the Company to pursue the most cost-efficient route to a decarbonized future in which the company could play a leading role.

The Company’s targets are not Paris-aligned

Both the Company’s medium- and long-term ambitions fall far short of the Proposal’s request as they lack a clear commitment to GHG emission reductions as prescribed by Paris, especially regarding the Company’s Scope 3 emissions. The Company’s current targets only include scope 1 and 2 emissions, and still fall short of Paris alignment. In the medium term, the Company aims to reduce its scope 1 and 2 emissions by 20-30%. As this concerns only around 15% of the company's total emissions, the reduction would amount to around 5% of the Company's total emissions (compared to 2019) by 2030. The IPCC advises that in order to meet the goals of the Paris Agreement, global emissions must come down by around 45% in the medium-term.2 Oil and Gas Majors are expected to keep pace with these reductions; the IEA advises that Oil and Gas companies must reduce their emissions by around 36% during this time period.3 The Company’s long term ambition only encompasses their Scope 1 and 2 emissions, leaving the vast majority of the company’s emissions unaddressed.

The Company’s medium-term plans for Scope 1 and 2, however substantial they may seem, are far from being Paris-aligned. Even the Company’s medium-term intensity targets for Scope 1 and 2 fall severely short of this figure. Moreover, a Paris aligned pathway must address Scope 3 GHG emissions; Scope 3 emissions constitute the overwhelming majority of the Company’s overall emissions.

Regarding Scope 3 emission reductions, the Company claims it works with its equity partners to advance GHG emission reductions. The Company does not explain how or to what extent it aims to achieve this without a clear target or strategy to reduce Scope 3 emissions. The Company also claims they will “...invest more than $15 billion by 2027 to advance emission-reduction initiatives”. For reference, the Company aims to maintain spending through 2027 at between $20-25 billion per year. The Company’s Advancing Climate Solutions Progress Report does not specify or explain where these investments will be allocated or delineate the emissions reductions that would result therefrom. Furthermore, though the Company claims it is working on key IPCC and IEA approved technologies, emission reductions these technologies would allow remains uncertain.

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2 IPCC Sixth Assessment Report, Working Group I,

Summary for Policymakers, 2021, page 13, Box SPM.1 (a), scenario SSP1-1.9.

3 IEA Net Zero by 2050 Roadmap, 2021, page 26

The Company misinterprets the Proposal’s aim

In its opposition statement, the Company argues that the Proposal “does not acknowledge the significant work and commitment by ExxonMobil to reduce its own emissions as well as the emissions of its customers.” The Company cites an interview with the representative of the Proponent, arguing that the proposal was designed with the intent of constraining ExxonMobil’s future investments in oil and gas.4 The goal of the proposal, is not to constrain the Company’s oil and gas investments, but to provide the Company with a shareholder mandate to set emission reduction targets. This leaves the choice of strategy to the company in terms of how they will reach these targets.5 The Company claims that implementing the proposal will result in a shift in production away from Exxon toward other producers. The proposal is agnostic in method. ExxonMobil is one of the largest and most influential companies not only in the oil and gas sector, but in the world in general; they have abundant resources to devise a strategy to reduce their emissions and maintain their position as a leading energy company.

Consumer Demand and Financial Risk

The Company claims that due to the current insufficiency of practical alternatives, implementation of the Proposal could potentially transfer production to other less efficient producers. It also states, on page 9 of its climate report, that “Scope 3 emissions primarily refer to the indirect emissions resulting from society’s need for, and use of, the Company’s products.” This is not the forward-looking view that the Proponent encourages the Company to adopt. Society needs energy, preferably offered by low GHG emitting products that protect the long-term interests of consumers and the global economy. The Proponent recognizes that a short-term strategy will include a creative mix of energy sources and that significant investments in alternatives are needed to effectuate the energy transition in the medium- and long-term. Companies across the energy industry are showing that there are viable methods to abate oil and gas emissions and that there are sufficient product alternatives. In the long run, capital will be allocated to producers that can show resilience to the risks of the energy transition. Companies that take active steps in reducing their emissions in line with Paris will obtain investor support and remain the suppliers of choice. By implementing the Proposal the Company would mitigate, rather than exacerbate, the risk of production being transferred to insufficient producers. The Proposal encourages the Company to take on this leading role.

Scope 3 reporting and target setting

The Company argues that some of its products, while achieving lower overall global emissions, lead to a higher Scope 3 account due to duplicative and flawed accounting methods for Scope 3 reporting. While it is true that certain lower-emission products may lead to a higher Scope 3 emission count, the Company fails to acknowledge that the significance of errors caused by accounting flaws is marginal in relation to the potential benefits that a range of low-carbon energy products could provide. The Company mistakenly sees the Proposal as a threat to its business model. In point of fact, the proposal encourages the Company to take the necessary steps to prevent their oil and gas investments from becoming stranded in a market of increased low-carbon energy preference.

Life-cycle analysis and Scope 3 reporting

The Company argues that setting Scope 3 targets is untenable as there is a lack of standardization in accounting methods. For this reason, the Company opts for life cycle analysis instead. The supposed advantages are discussed in the Company’s Advancing Climate Solutions report.

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4 https://www.follow-this.org/big-oil-can-make-or-break-the-paris-

5 Institutional Investors Group on Climate Change, ‘Net Zero for Oil and Gas’ <https://www.iigcc.org/download/iigcc-net-zero-standard-for-oil-and-gas/?wpdmdl=4866&refresh=61d422b8e58611641292472>

Counting and reporting product life cycle emissions fulfills the same purpose as Scope 3 reporting, differing only that it measures emissions at the product level instead of at the corporate level. By analyzing a product’s lifecycle, the Company can calculate where in the value chain emissions arise for that particular product and the percentage of those emissions relative to the product’s overall emissions. Scope 3 emissions and product life cycle emissions are two ways of analyzing value chain emissions. According to the GHG protocol, “incorporating corporate-level scope 1, scope 2, and scope 3 emissions … enables companies to understand their full value chain emissions and to focus their efforts on the greatest GHG reduction opportunities.”6 Calculating life cycle emissions does not exclude, but merely facilitates, the possibility to calculate Scope 3 emissions, set up a clear Scope 3 inventory, and use this to set a Scope 3 reduction target in line with Paris. It has been shown that developing corporate value chain (Scope 3) and product GHG inventories delivers a positive return on investment.7 Further, reporting on Scope 3 and setting a transparent Scope 3 target allows shareholders to weigh the Company’s performance against its peers, and meets investors and lenders’ desire for consistent and comparable non-financial disclosures.

Lobbying

The Proponent recognizes the Company’s claim that additional policy and regulation could accelerate the deployment of critical technology to effectuate the necessary emission reductions in line with Paris.

The Company has a powerful lobbying position. However, instead of directing these lobbying efforts towards policy to accelerate and broaden deployment of renewable energy technologies, the Company has primarily used its position to protect its oil and gas assets and delay regulatory climate action that could potentially harm its short-term interests.8

While regulatory intervention could work in concert with the Company’s own efforts to reduce its GHG emissions, the Proposal provides shareholders with an opportunity to encourage the Company to preempt these regulatory developments, and to become an industry leader in developing and deploying emission reduction initiatives.

Conclusion

A vote “FOR” the proposal is advised

Companies across the Energy sector can make the Paris Climate Agreement by setting medium- and long-term GHG emission reduction targets in line with Paris. In doing so, they would mitigate the financial climate change risks that companies and their investors currently face. The Company’s current targets fall short of being consistent with Paris. For the foregoing reasons, shareholders are urged to vote FOR the Proposal which requests the Company to set Paris-consistent emission reduction targets.

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6 https://ghgprotocol.org/sites/default/files/standards_supporting/

7 https://ghgprotocol.org/sites/default/files/standards_supporting/

8 https://influencemap.org/pressrelease/ExxonMobil-s-Climate-Lobbying-Remains-Counter-to-Paris-Goals-a3635d42cc6585a370558f052da3be3b

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